Cementos Lima S.A.

RECEIVED

2007 APR 18 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

VAL-036-07

April 09, 2007

Mr. Michael Hyatte
Securities and Exchanc
Division of Corporate
450 Fifth Street, N.W
Washington, D.C. 2054
U. S. A.

07022651

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED

APR 2 3 2007 E

THOMSON FINANCIAL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of February 28, 2007 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on March 6, 2007.

   Required by: CONASEV

2. Summons to the Obligatory Annual Meeting of Shareholders to be held on March 14, 2007 according to resolution adopted at the February 21, 2007 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin) and "Expreso" on March 4, 2007.

   Required by: CONASEV

3. Resolutions adopted at the Obligatory Annual Meeting of Shareholders held on March 14, 2007.

   Date: filed with CONASEV on March 15, 2007.

   Required by: CONASEV

4. Primary Public Offering of Corporate Bonds Cementos Lima - Second Issue of the First Program.

   Date: filed with CONASEV on March 20, 2007.

4/18

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-026-07

February 6, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of February 28, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

(FREE TRANSLATION)

FILE N°
82-3911

"EL PERUANO"/Official Bulletin — Lima, Sunday March 4, 2007

"EXPRESO" — Lima, Sunday March 4, 2007

CEMENTOS LIMA S.A.

OBLIGATORY ANNUAL MEETING OF SHAREHOLDERS

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the Obligatory Annual Meeting of Shareholders to be held on Wednesday, March 14th, 2007 at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matters:

1. Annual Report and Financial Statements for the Fiscal Year 2006.
2. Appointment of Outside Auditors.

The registration of shares will be accepted at the same office, Securities Department, up to 5.00 p.m. of Tuesday, March 13th, 2007. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Monday, March 19, 2007 at 12.00 m. at the same place with the same agenda, and the registration of shares will be extended until 5.00 p.m. of Friday 16th of the same month.

Lima, February 21, 2007

THE BOARD OF DIRECTORS

FILE: TRAJUN

(FREE TRANSLATION)

FILE N°
82-3911

GF.0036.07
Lima, March 15, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolutions adopted by the Obligatory Annual Meeting of Shareholders held on March 14, 2007:

1. **Approve the Annual Report 2006 as well as the Balance** Sheet and related statements of Profit and Loss, Changes in Stockholders' Equity and Cash Flow for the fiscal years 2006 and 2005, duly reviewed by the independent auditors Messrs. MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (Members of ERNST & YOUNG).

   Concerning the Annual Report and the Annual Information Document sent to you as "Important Event" with our letter GF-0032-07 of February 21, 2007, they have been modified.

   In like manner, we are attaching the following documents:

   - Audited Financial Information (Opinion, Financial Statements and Notes) as of December 31, 2006.

   - Annual Report, according to Art. 222 of the General Corporate Law, Law 26887.

   - Sustainability Report 2006.

   - Annual Information Document, prepared according to the Manual for Preparing Annual Reports and Common Norms to determine the Content of Informative

Documents approved by General Management Resolution Nr 211-98-EF/94.11.

2. **Appointment of Outside Auditors**
The Shareholders' Meeting agreed to delegate on the Board of Directors the appointment of independent auditors for the Fiscal Year 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRACON6

Cementos Lima S.A.

First Corporate Bonds and Short-term Instruments Issue Program
of Cementos Lima S.A.
In an outstanding amount of US$ 150 000 000,00
(One hundred and fifty million and 00/100 Dollars of the United States of America) or its equivalent in Nuevos Soles

Corporate Bonds of Cementos Lima – Second Issue of the First Program
Primary Public Offering
For up to S/. 50 000 000,00
(Fifty Million and 00/1 00 Nuevos Soles)

By General Management Resolution N° 144-2006-EF/94.11 and as provided in the Consolidated Text (Texto Único Ordenado) of the Securities Market Law, approved by Supreme Decree N° 093-2002-EF ("Securities Market Law"), the National Supervisory Commission of Companies and Securities (Comisión Nacional Supervisora de Empresas y Valores), ("CONASEV") approved early admission and registration of the First Corporate Bonds and Short-term Instruments Issue of Cementos Lima S.A. (the "Program") in the Public Register of the Securities Market of CONASEV. The corporate purpose of the Issuer is to engage in the preparation and production of clinker, cements and other construction materials, in Peru and abroad, including marketing and sale thereof, as well as operation of the Conchán pier and appurtenant facilities. Furthermore, Cementos Lima may perform all the operations, and execute all acts and contracts, and develop the mining, industrial business and port activities that may be necessary or appropriate for the production and marketing of clinker, cements and other construction materials. Lastly, the Issuer may invest in other companies engaged in similar activities and/or in activities to assist in, develop or supplement in the accomplishment of its purposes, in Peru and abroad. The corporate purpose of Cementos Lima includes investment in electric power activities. The place of business of Cementos Lima S.A. is Av. Atocongo N° 2440, Villa María del Triunfo, Lima 35, Province and Department of Lima.

Issuer:	Cementos Lima S.A.
Instrument Type:	Corporate Bonds (each, a "Bond" and, collectively, the "Bonds").
Instrument Name:	Corporate Bonds of Cementos Lima – Second Issue of the First Program
Amount to be auctioned:	Up to S/. 50,000,000 (Fifty million and 00/100 Nuevos Soles)
Initial Face Value:	S/. 5 000,00 (Five thousand and 00/100 Nuevos Soles) each
Series:	Single Series for up to S/. 50,000,000 (Fifty million and 00/100 de Nuevos Soles)
Term:	Eight (8) years as from the Issue Date.
Redemption Option:	The Issuer may not redeem, either in whole or in part, the Bonds of the Second Issue, except as otherwise provided in subparagraphs 2 to 5 of Article 330 of the General Corporations Law (Ley General de Sociedades), approved by Law No. 26887. In all cases, equitable treatment will be given to all Bondholders, in compliance with Article 89 of the Securities Market Law
Placement Price:	At par.
Interest Rate:	Nominal interest rate per annum, based on a 360-day year, to be applied on the Current Face Value of the Bonds to be auctioned.
Repayment of Principal and Interest:	Repayment of the principal of the Bonds, as well as payment of any interest accrued thereon, shall be made in accordance with the Interest and Principal Payment Schedule, in the repayment percentages set forth therein.
Redemption Date:	March 23, 2015

Schedule of Repayment of Principal and Interest:

Installment	Maturity Date	Repayment %
1st	09/23/2007	0.000%
2nd	03/23//2008	0.000%
3rd	09/23/2008	0.000%
4th	03/23//2009	0.000%
5th	09/23/2009	0.000%
6th	03/23/2010	0.000%
7th	09/23/2010	0.000%
8th	03/23/2011	0.000%
9th	09/23/2011	0.000%
10th	03/23/2012	0.000%
11th	09/23/2012	0.000%
12th	03/23/2013	0.000%
13th	09/23/2013	0.000%
14th	03/23/2014	0.000%
15th	09/23/2014	0.000%
16th	03/23/2015	100.000%

Security:	The Bonds are secured solely by generic collateral on the assets of the Issuer.
Risk Rating:	Apoyo & Asociados: AA+(pe) Class & Asociados Clasificadora de Riesgos: AAA
Class and Agent:	Registered, unseverable, freely transferable bonds represented by account entries with CAVALI ICLV S.A.
Place of Payment and Paying Agent:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.
Structuring Entity:	BBVA Banco Continental.
Bondholders Representative:	BBVA Banco Continental.
Auction Date:	March 22, 2007.
Placement Date:	March 22, 2007.
Issue Date:	March 23, 2007..
Placing Agent:	Continental Bolsa SAB S.A., with place of business at Av. República de Panamá No. 3065, San Isidro, Lima. Telephones: 211-1597, 211-1540 y 211-1543. Facsimiles: 211-1593, 211-1598 y 211-2599.
Offering Memorandum:	For more detailed information on the offering, the investor is required to review the Issue Indenture, the Offering Circular, as well as the Supplementary Indenture and the Pricing Supplement pertaining to the Corporate Bonds of Cementos Lima – Second Issue of the First Program, which are available to the public at the Public Register of the Securities Market and may be requested to the Placing Agent.
Procedure and Place of Delivery of proposals:	Dutch Auction, at the nominal interest rate per annum to accrue on the applicable series and with a single cutoff rate. Purchase proposals by the investors shall be made through a "Purchase Order" form that the Placing Agent will make available to investors. Such proposals shall set forth the name of the investor, the name and signature of its representatives, the nominal amount to be purchased and the nominal interest rate per annum that they are willing to accept. Proposals are irrevocable. Purchase proposals shall be received at the office of the Placing Agent, by letter or by fax. Should demand exceed supply, and in the event that proposed interest rates are equal, the amount of Corporate Bonds to be allocated shall be determined by the pro-rating procedure set forth in the applicable Pricing Supplement.
Schedule:	Receipt of Proposals: from 11.00 hours to 13.00 hours of March 22, 2007. Award Process: March 22, 2007, from 13.00 to 16.00 hours. Notice to all awardees: March 22, 2007, via facsimile, from 16:00 hours to 18.30 hours.
Settlement:	Payment date: On the business day following the notice to the awardees, March 23, 2007 until 11:00 hours. Payment may be made by charge to account, wire transfer via Banco Central de Reserva or credit to account in domestic currency Nº 001-0661-01-00006965 (CCI: 011-661-0001-00006965-66) to the name of Continental Bolsa S.A.B. S.A., Av. República de Panamá 3065, 2° piso, San Isidro, Lima.

Important Notice: The amounts of this Public Offering will be set by the Issuer and notified to CONASEV prior to the Issue Date. The Issuer reserves the right to suspend or render this Public Offering ineffective at any time prior to giving notice to the awardees

Cementos Lima S.A.

Issuer

BBVA Banco Continental

Structuring Entity

BBVA Continental SAB

Placing Agent

END